Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-184372

FINAL TERM SHEET	CONFIDENTIAL

October 11, 2012

PrivateBancorp, Inc.

$125,000,000 7.125% Subordinated Debentures due 2042

Issuer	PrivateBancorp, Inc.

Securities	7.125% Subordinated Debentures due 2042

Security Type	Subordinated Fixed Rate Debenture

Trade Date	October 11, 2012

Settlement Date (T+5)	October 18, 2012

Denominations	$25 and integral multiples of $25 in excess thereof

Joint Book-Running Managers	Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC

Co-Managers	Robert W. Baird & Co. Incorporated, RBC Capital Markets, LLC, Raymond James & Associates, Inc., Stifel, Nicolaus & Company, Incorporated

Principal Amount	$125,000,000

Overallotment Option	None

Public Offering Price	100.00% of principal amount

Underwriting Discount	$3,937,500, which reflects an underwriting discount of 3.15%

Proceeds to Company, Before Expenses	$121,062,500

Maturity Date	October 30, 2042

Coupon	7.125%

Interest Payment Dates	Quarterly in arrears on January 30, April 30, July 30 and October 30, commencing on January 30, 2013

Record Dates	January 15, April 15, July 15 and October 15 of each year

Optional Redemption

In whole at any time or in part from time to time on or after October 30, 2017, at a redemption price equal to the principal amount of the Debentures being redeemed plus accrued and unpaid interest to, but excluding, the date of redemption; provided that if the Debentures are not redeemed in whole, at least $25 million aggregate principal amount of the Debentures must remain outstanding after giving effect to such redemption.

Under the Federal Reserve Bank’s current risk-based capital guidelines applicable to bank holding companies, any redemption of the Debentures will be subject to prior approval of the Federal Reserve.

Listing	Application has been made to list the Debentures on the New York Stock Exchange

CUSIP / ISIN Numbers	742962 400 / US7429624007

The issuer has filed a registration statement (including a prospectus and related prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus supplement and prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by EDGAR at the SEC web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by contacting Morgan Stanley & Co. LLC at Morgan Stanley Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY, 10014, or Wells Fargo Securities, LLC at 1525 West W.T. Harris Blvd., NC0675, Charlotte, NC 28262, by calling toll-free 800-326-5897 or by emailing cmclientsupport@wellsfargo.com.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.